Woodmen Financial Services, Inc.

Statements of Cash Flows

| | Year Ended December 31 | |
	2015	2014
Operating activities		
Net loss	$ **(229,432)**	$ (370,534)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(44,386)**	(65,917)
Other receivables	**(12)**	(1,934)
Prepaid expenses and other assets	**(31,324)**	40,169
Commissions payable	**36,659**	56,028
Due to parent	**(4,601)**	6,767
Accounts payable and accrued expenses	**(40,103)**	(2,037)
Net cash used in operating activities	**(313,199)**	(337,458)
Financing activities		
Capital contributions from parent	**300,000**	400,000
Net cash provided by financing activities	**300,000**	400,000
Increase (decrease) in cash during year	**(13,199)**	62,542
Cash and cash equivalents at beginning of year	**552,460**	489,918
Cash and cash equivalents at end of year	$ **539,261**	$ 552,460

See accompanying notes.